Exhibit 99.1

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

     DECEMBER 31, 2009 (Expressed in US Dollars)

(UNAUDITED)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Expressed in US Dollars)

	December 31, 2009	June 30, 2009
ASSETS
Current
Cash and cash equivalents	$23,672,314	$2,390,428
Restricted cash	-	16,370,100
Amounts receivable	1,744,491	115,039
Marketable securities	117,983	85,985
Prepaid expenses	1,333,673	901,427
	26,868,461	19,862,979

Restricted Cash (Note 11 d)	3,805,672	2,225,336
Property, Plant and Equipment (Note 4)	161,151,450	112,148,391
Intangible Assets	28,242	13,014
Interests in Geothermal Properties (Note 5)	1,166,778	88,561,126
Prepaids and Other Assets	1,215,876	-
	$194,236,479	$222,810,846

LIABILITIES
Current
Accounts payable and accrued liabilities	$5,895,409	$17,438,406
Deferred construction amounts payable	-	9,028,380
Short-term portion of long-term liabilities (Note 6)	148,873,595	149,095,125
	154,769,004	175,561,911

Long-term Payables	584,104	632,182
Cash Settled Option (Note 7)	2,905,029	1,820,844
Asset Retirement Obligation	1,013,957	932,689
Future Income Tax Liability	-	1,320,440
	159,272,094	180,268,066

SHAREHOLDERS' EQUITY
Share Capital (Note 8)	54,935,879	53,857,748
Contributed Surplus	4,097,791	4,250,432
Accumulated Other Comprehensive Income	1,995,691	1,862,302
Deficit	(26,064,976)	(17,427,702)
	34,964,385	42,542,780
	$194,236,479	$222,810,846
Commitments (Note 11)
Subsequent Events (Note 13)

Approved on behalf of the Board of Directors:

“Brian Fairbank”	“Domenic Falcone”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF LOSS
(Unaudited)
(Expressed in US Dollars)

	For the Three Months ended December 31,		For the Six Months ended December 31,
	2009	2008	2009	2008

Revenue
Electricity sales	$2,644,045	$-	$2,644,045	$-
Direct cost of Energy production (Note 4)	(2,436,275)	-	(2,436,275)	-
Gross margin	207,770	-	207,770	-

Expenses
Accounting and audit	178,480	12,951	282,041	110,155
Accretion of asset retirement obligation	15,883	19,482	34,267	38,694
Amortization	19,333	23,019	38,658	42,733
Consulting fees	238,292	114,171	309,912	267,146
Investor communication	52,177	101,686	83,149	186,253
Insurance	31,631	12,082	43,992	26,143
Legal	109,165	25,775	221,751	78,242
Office and admistrative expenses	122,615	80,401	200,529	152,646
Salaries and wages (administration)	180,559	239,735	469,690	481,900
Stock-based compensation	135,187	15,550	177,358	136,751
Travel and business development	85,502	22,933	146,945	82,284

	1,168,824	667,785	2,008,292	1,602,947

Other Expenses (Income)
Change in fair value of cash settled option (Note 7)	426,309	177,830	1,084,185	177,830
Financing Expenses	602,171	-	885,670	-
Foreign exchange loss	18,983	-	90,346	1,737,199
Interest expense	4,810,072	-	4,810,072	-
Interest income	(16,902)	(196,077)	(33,521)	(268,032)

	5,840,633	(18,247)	6,836,752	1,646,997

Net Loss	$6,801,687	$649,538	$8,637,274	$3,249,944

Basic and diluted loss per share	$0.07	$0.01	$0.09	$0.03
Weighted average number of common shares issued and outstanding	95,406,575	94,301,026	94,993,398	94,347,765

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in US Dollars)

	For the Three Months ended December 31,		For the Six Months ended December 31,
	2009	2008	2009	2008

Cash flows used in operating activities
Net Loss for the period	$(6,801,687)	$(649,538)	$(8,637,274)	$(3,249,944)
Items not requiring (providing) cash:
Amortization	1,443,037	23,019	1,462,362	42,733
Accretion of asset retirement obligation	15,883	19,482	34,267	38,964
Change in fair value of cash settled option	426,309	177,830	1,084,185	177,830
Foreign exchange loss	-	-	-	1,737,199
Interest expense capitalized to the loan	1,675,474	-	1,683,171	-
Stock-based compensation	135,187	15,550	177,358	136,751
Changes in non-cash working capital:
Increase in accounts receivable	(1,414,554)	(50,765)	(1,627,510)	(61,440)
Decrease in accounts payable	487,105	2,631,883	1,328,283	152,206
Decrease (increase) in prepaid expenses	(817,331)	103,076	(420,119)	23,976

	(4,850,577)	2,270,537	(4,915,277)	(1,001,725)

Cash flows used in investing activities
Decrease (increase) in restricted cash	10,558,609	(1,552,146)	14,852,040	(17,920,984)
Acquistion of intangible assets	(20,534)	-	(20,814)	-
Prepaids and other assets	(1,215,876)	-	(1,215,876)	-
Acquisition and construction of property, plant and equipment	(17,018,754)	(19,360,279)	(36,916,506)	(29,301,530)
Cash grant received	57,872,513	-	57,872,513	-
Geothermal property interests	(146,513)	(8,391,458)	(225,109)	(17,916,614)

	50,029,445	(29,303,883)	34,346,248	(65,139,128)

Cash flows from financing activities
Loan advances	4,734,972	28,041,818	19,989,898	59,166,294
Loan repayment	(28,879,380)	-	(28,879,380)	-
Proceeds from options exercised	733,779	-	748,132	60,477

	(23,410,629)	28,041,818	(8,141,350)	59,226,771

Effect of exchange rate changes on cash and cash equivalents	(174,980)	(355,320)	(7,735)	(655,063)

Increase (decrease) in cash and cash equivalents	21,593,259	653,152	21,281,886	(7,569,145)

Cash and cash equivalents, beginning of period	2,079,055	3,251,063	2,390,428	11,473,360
Cash and cash equivalents, end of period	$23,672,314	$3,904,215	$23,672,314	$3,904,215

Additional Cash Flow Information (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
for the year ended June 30, 2009 and the six month period ended December 31, 2009
(Unaudited)
(Expressed in US Dollars)

				Other Comprehensive Income (Loss)
	Shares	Share Capital	Contributed Surplus	Currency Translation Differences	Revaluation of Marketable Securities	Deficit	Total Shareholders' Equity

Balance, June 30, 2008	94,169,504	$53,701,819	$4,004,103	$3,519,697	$33,824	$(12,338,942)	$48,920,501

Issued for cash
Stock options exercised	378,000	94,899	-	-	-	-	94,899
Stock options exercised - stock option valuation	-	61,030	(61,030)	-	-	-	-
Stock options granted	-	-	307,359	-	-	-	307,359
Currency translation difference	-	-	-	(1,596,563)	-	-	(1,596,563)
Decrease in marketable securities	-	-	-	-	(94,656)	-	(94,656)
Income (Loss) for the year	-	-	-	-	-	(5,088,760)	(5,088,760)

Balance, June 30, 2009	94,547,504	53,857,748	4,250,432	1,923,134	(60,832)	(17,427,702)	42,542,780

Issued for cash
Stock options exercised	702,000	450,147	-	-	-	-	450,147
Agent options exercised	315,000	297,985	-	-	-	-	297,985
Stock options exercised - option valuation		223,261	(223,261)	-	-	-	-
Agent's options exercised - option valuation		106,738	(106,738)	-	-	-	-
Stock options granted		-	177,358	-	-	-	177,358
Currency translation difference		-	-	101,391	-	-	101,391
Increase in marketable securities		-	-	-	31,998	-	31,998
Income (Loss) for the period		-	-	-	-	(8,637,274)	(8,637,274)

Balance, December 31, 2009	95,564,504	$54,935,879	$4,097,791	$2,024,525	$(28,834)	$(26,064,976)	$34,964,385

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Unaudited)
(Expressed in US Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nevada Geothermal Power Inc. (“the Company” or “Nevada Geothermal”) was incorporated on April 13, 1995 under the laws of British Columbia and became an active revenue generating company during the current quarter. The Company’s common shares are traded on the TSX Venture Exchange under the trading symbol NGP and on the OTC Bulletin Board in the United States under the symbol NGLPF.

The Company is a generator of electrical power, from heat that is located beneath the earth’s surface. Nevada Geothermal’s principal operation is the Faulkner I power plant located in northern Nevada (“Blue Mountain”). Revenue is generated by the Company from selling electrical power to NV Energy (“NVE”) under a 20-year purchase power agreement (“PPA”). The Company is also continuing its exploration, evaluation and further development of its other geothermal property interests.

On August 29, 2008, the Company closed a financing with Trust Company of the West (“TCW”) to issue up to $180 million of debt for the continued development of its Blue Mountain power plant project. As at December 31, 2009, $159,185,359 was outstanding under the debt agreement. At December 31, 2009, the Company would not be in compliance with the terms of the TCW loan without the agreement in principle to a waiver that, once documented, is expected to expire March 31, 2010. On November 20, 2009 the Company and TCW reached an agreement in principle to waive budget non compliance and, until the earlier of the closing of a potential John Hancock loan and March 31, 2010, an interest coverage covenant, in return for 4.5 million warrants exercisable at Cdn $1.50 (Note 11(e)) . Both parties agreed to document the waiver when the TCW loan is partially refinanced with the potential loan from John Hancock. The TCW loan has been classified as a short-term liability. Consequently, as at December 31, 2009, the Company had a working capital deficiency of $127,900,543. In addition, the Company’s cumulative development costs have resulted in accumulated losses totalling $26,064,976.

Although the Company has successfully declared commercial operation at its Blue Mountain power plant facility, the Company has no track record of operating profitably, and the Company must increase power production and refinance a substantial portion of the TCW loan at a lower interest rate to meet a covenanted interest coverage ratio. The Company’s ability to continue on as a going concern is dependent on meeting the covenants of its loan agreement with TCW, the achievement of profitable operations, achieving the minimum 36.1 MW power production of its PPA with NV Energy, concluding a potential loan agreement with John Hancock Life Insurance prior to March 31, 2010 and our ability to raise additional capital from lenders, shareholders and other investors to support its on going business activities. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Unaudited)
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of Presentation and Consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in US dollars. The interim consolidated financial statements have been prepared following the same accounting policies as the consolidated financial statements for the year ended June 30, 2009, except as noted below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended June 30, 2009.

b)	Significant Accounting Policies

Revenue recognition

Energy sales are recognized at the time of delivery to the purchasing party as metered at the point of interconnection with the transmission system.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are being amortized on a straight- line basis over their estimated useful lives. An Inventory of capital spare parts is valued at acquisition cost and expensed when the parts are put into use.

Intangible assets

Intangible assets are recorded at cost and amortized on a straight-line basis over their estimated useful lives.

c)	Changes in Accounting Policies

The Company made the following changes to its accounting policies during the six months ended December 31, 2009:

i)	CICA handbook section 3064, Goodwill and Intangible Assets

In February 2008, the CICA issued handbook section 3064 – Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and also prescribes the recognition and measurement of impairment losses. The Company implemented the new standard during the current reporting period, and reclassified software from property, plant and equipment to intangible assets at the time of implementation.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Unaudited)
(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)	Changes in Accounting Policies (Continued)

ii)	CICA handbook section 3862, Financial Instruments – Disclosures

Section 3862 was amended during June 2009 to enhance the disclosure requirements regarding liquidity risk of financial instruments and to add new disclosure requirements regarding fair value measurements of financial instruments (See Note 9).

3.	FUTURE ACCOUNTING CHANGES

a)	CICA handbook section 1582, Business Combinations, section 1601, Consolidated Financial Statements and section 1602, Non-controlling Interests

The abovementioned sections were released in January 2009. Section 1582 should be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 apply to interim and consolidated financial statements for financial years beginning on or after January 1, 2011. Earlier application of all three sections is permitted, as long as they are adopted together. The adoption of the new standards will result in a number of changes to the treatment of acquisitions, notably the measurement of non-controlling interests at fair value by the parent group, the requirement to expense acquisition costs, and the accounting for contingent consideration as a financial liability, measured at fair value. The effect of the new standard on the Company will depend on its future business combinations, if any.

b)	International Financial Reporting Standards

During 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that International Financial Reporting Standards (“IFRS”) adoption will be mandatory for publicly accountable enterprises for financial years beginning on or after January 1, 2011. The Company will therefore prepare its first annual report under IFRS in respect of the year ending June 30, 2012, and its first interim report under IFRS for the quarter ending September 30, 2011. Comparative information in respect of the 2011 financial year will be provided in both cases.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Unaudited)
(Expressed in US Dollars)

4.	PROPERTY, PLANT AND EQUIPMENT

	Computers	Office Furniture and Equipment	Field Equipment	Vehicles	Land	Plant	Wellfield	Construction in progress	Spare parts	Total
Cost
Balance as at June 30, 2009	$93,742	$54,341	$73,008	$126,762	$161,188	$-		$111,768,024	$-	$112,277,065
Additions	6,283	9,212	-	22,295	-		2,977,369	17,659,255	85,998	20,760,412
Plant placed in service	-	-	-	-	-	124,283,203	-	(124,283,203)	-	-
Transfer from geothermal property interests	-	-	-	-	-	-	87,565,210	-	-	87,565,210
Cash grant received	-	-	-	-	-	(33,566,058)	(24,306,455)	-	-	(57,872,513)
Foreign exchange movement	8,656	4,386	-	-	-	-	-	-	-	13,043
Balance as at December 31, 2009	$108,682	$67,939	$73,008	$149,057	$161,188	$90,717,145	$66,236,124	$5,144,076	$85,998	$162,743,217

Accumulated amortization
Balance as at June 30, 2009	$48,797	$23,729	$31,844	$24,303	$-	$-	$-	$-	$-	$128,674
Amortization for the period	8,125	4,119	6,175	14,523	-	679,682	744,022	-	-	1,456,646
Foreign exchange movement	4,308	2,139	-	-	-	-	-	-	-	6,447
Balance as at December 31, 2009	$61,231	$29,987	$38,019	$38,826	$-	$679,682	$744,022	$-	$-	$1,591,767

Carrying amounts
At June 30, 2009	$44,945	$30,611	$41,164	$102,459	$161,188	$-	$-	$111,768,024	$-	$112,148,391
At December 31, 2009	$47,451	$37,952	$34,989	$110,231	$161,188	$90,037,463	$65,492,102	$5,144,076	$85,998	$161,151,450

*Plant and well-field amortization of $1,423,704 has been included in Direct Cost of Energy production.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Unaudited)
(Expressed in US Dollars)

5.	INTERESTS IN GEOTHERMAL PROPERTIES

The acquisition and deferred exploration and development expenditures of the Company’s geothermal property interests, all located in the U.S., are as follows:

	December 31, 2009	June 30, 2009
Blue Mountain Project - Nevada	$-	$87,565,210
Pumpernickel Valley Project - Nevada	237,435	118,455
Crump Geyser - Oregon	541,221	501,709
Black Warrior Peak Project - Nevada	388,122	375,752
	$1,166,778	$88,561,126

During the current period, construction for the Blue Mountain Faulkner I power plant was substantially completed and the plant began commercial operation. Therefore, acquisition and deferred exploration and development expenditures relating to the project have been transferred to property, plant and equipment (Note 4).

6.	LONG-TERM LIABILITIES

	December 31, 2009	June 30, 2009

Long-term liabilities - TCW Loan	$148,873,595	$149,095,125
Short-term portion - TCW Loan	(148,873,595)	(149,095,125)
	$-	$-

As at December 31, 2009 the total amount due under the TCW loan is $159,185,359.

As at December 31, 2009, the Company would not be in compliance with the terms of the TCW loan without an agreement in principle to a waiver that, once documented, is expected to expire March 31, 2010 The terms of the loan had required the Company to refinance a significant portion of the debt outstanding with TCW shortly after the later of commercial operation or substantial completion of the electricity generation plant in order to avoid debt covenant violations. As a result, for balance sheet purposes, the TCW long-term loan has been disclosed as short-term liabilities.

The Company is working closely with TCW to remedy the situation and on November 20, 2009, TCW agreed in principal to waive the non-compliance until March 31, 2010 in return for 4.5 million NGP Inc. warrants exercisable at Cdn $1.50 (Note 11(e)). During the waiver period, the Company anticipates refinancing a significant portion of the TCW loan with John Hancock Life Insurance at substantial lower interest. The Company anticipates the waiver agreed in principle will be documented when the potential refinancing closes.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Unaudited)
(Expressed in US Dollars)

6.	LONG-TERM LIABILITIES (Continued)

	Six Months ended December 31, 2009	Year ended June 30,2009
Opening balance	$149,095,125	$-

Loan proceeds	19,989,898	148,166,680
Loan repayments	(28,879,380)	-
Transaction costs	(61,558)	(8,874,089)
Net cash raised during the period	(8,951,040)	139,292,591
Fair value of cash settled option at inception	-	(1,759,501)
Interest added to loan balance	8,476,222	11,167,014
Commitment fee added to loan balance	-	264,925
Interest accretion	1,985,840	907,974
Adjustment: change in estimate of future cash flows	(1,732,552)	(777,878)

Balance, end of period	$148,873,595	$149,095,125

7.	CASH SETTLED OPTION

	Six Months ended December 31, 2009	Year ended June 30, 2009

Opening balance	$1,820,844	$-
Fair value at inception	-	1,759,501
Change in fair value recorded in income	1,084,185	61,343
Balance, end of period	$2,905,029	$1,820,844

Since the Company drew the final $10 million of the lender’s $180 million commitment, the lender acquired the right to an additional 5% cash settled option, increasing the option to 12.5% of the fair market value of the equity in NGP Blue Mountain I LLC at maturity of the loan. The fair value of the cash settled option at December 31, 2009 incorporates the additional 5% interest. In addition, the Company currently projects a lower weighted average cost of capital (“WACC”) a result of Management incorporating the potential Department of Energy loan guarantee in the estimate.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Unaudited)
(Expressed in US Dollars)

8.	SHARE CAPITAL

a)	Authorized

Unlimited voting common shares – no par value
25,000,000 first preferred shares – no par value (none issued)
25,000,000 second preferred shares – no par value (none issued)

b)	Stock Options

During the six months ended December 31, 2009, the Company received $450,147 (2008 - $60,477) from the exercise of 702,000 (2008 – 225,000) stock options.

A summary of the changes in stock options for the six months ended December 31, 2009 is below:

		Weighted
		Average
	Number	Exercise
	of	Price
	Options	CAD $

Balance, June 30, 2009	9,296,000	$0.76

Granted	330,000	1.00
Exercised	(702,000)	0.68
Forfeited or Expired	(500,000)	(1.10)
Balance, December 31, 2009	8,424,000	$0.76

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Unaudited)
(Expressed in US Dollars)

8.	SHARE CAPITAL (Continued)

b)	Stock Options (Continued)

As at December 31, 2009, the following stock options were outstanding:

Exercise		Remaining
Price	Number	Contractual	Number
CAD $	Outstanding	Life (Yrs)	Exercisable
$ 0.45	1,039,000	4.19	908,000
$ 0.50	100,000	3.88	100,000
$ 0.54	250,000	4.41	250,000
$ 0.63	150,000	4.33	75,000
$ 0.64	30,000	4.56	7,500
$ 0.65	3,235,000	2.26	3,235,000
$ 0.66	100,000	4.55	25,000
$ 0.80	250,000	2.59	250,000
$ 0.81	80,000	2.75	80,000
$ 0.90	1,160,000	1.05	1,160,000
$ 1.02	100,000	3.53	100,000
$ 1.03	1,233,000	3.41	1,233,000
$ 1.08	200,000	3.62	200,000
$ 1.10	42,000	3.58	42,000
$ 1.15	255,000	2.89	255,000
$ 1.22	200,000	4.79	200,000
	8,424,000		8,120,500

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants. The maximum number of outstanding options is 10% of the issued and outstanding shares at any point in time. During the six months ended December 31, 2009, the Company recorded $177,358 (2008 - $136,751) in stock-based compensation for options granted.

The exercise price of each option equals the market price of the Company’s stock on the date of the grant. Historically, most options granted vested immediately. During the prior fiscal year, the Board approved a policy under which employee options vest over an 18 month period. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008

Risk free interest rate	1.13 -1.33%	2.76-3.76%
Expected life	3 years	2 years
Expected volatility	70-71%	58-65%
Expected dividend yield	0%	0%
Weighted average value of options granted	$0.58	$0.31

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Unaudited)
(Expressed in US Dollars)

8.	SHARE CAPITAL (Continued)

c)	Agents’ Compensation Options

A summary of the changes in agents’ compensation options for the six months ended December 31, 2009 is below:

	Agents' Options
		Weighted
		Average
	Number	Exercise Price
	of Options	CAD$

Balance, June 30, 2009	1,050,000	$1.00
Grant	-	-
Exercised	(315,000)	1.00
Expired	(735,000)	(1.00)
Balance, December 31, 2009	-	$-

9.	FINANCIAL INSTRUMENTS

a)	Fair value of financial assets and financial liabilities

The carrying values of the following financial assets and liabilities are assumed to approximate their fair values, due to the relatively short periods to maturity of these items: Cash and cash equivalents, amounts receivable, restricted cash, accounts payable and accrued liabilities and deferred construction amounts payable.

The fair value of the marketable securities is based on market prices as at December 31, 2009 (a Level 1 input). The fair value of the cash settled option is based on a discounted cash flow model (Level 3 inputs). The calculation was performed using an interest rate of 5.8% and a discount rate varying between 8.58% and 13.36%.

The fair value of the long-term liability is estimated for disclosure purposes by discounting the future contractual cash flows at the interest rate that would be available to the Company at the balance sheet date. The effective interest rate of the instrument over its expected life is 17%. The calculation was performed using an estimated interest rate of 9%.

In accordance with Section 3862 of the CICA Handbook, the following table outlines the classification, carrying amounts and fair values of our financial assets and liabilities.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Unaudited)
(Expressed in US Dollars)

9.	FINANCIAL INSTRUMENTS (Continued)

a)	Fair value of financial assets and financial liabilities (Continued)

Financial asset (liability)	Carrying Amount	Fair Value

Financial assets held for trading
Cash and cash equivalents	$23,672,314	$23,672,314
Restricted cash	3,805,672	3,805,672

Loans and receivables
Amounts receivable	1,744,491	1,744,491

Available-for-sale financial assets
Marketable securities	117,983	117,983

Financial liabilities held for trading
Cash settled option	(2,905,029)	(2,905,029)

Other financial liabilities
Accounts payable and accrued liabilities	(5,895,409)	(5,982,144)
Long-term payables	(584,104)	(791,662)
Long-term liability	(148,873,595)	(179,847,744)

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	inputs other quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company strives to ensure there are sufficient funds available to meet short-term business requirements, taking into account the Company’s holdings of cash and cash equivalents and undrawn funds from the committed TCW loan. Management prepares annual operating and capital expenditure budgets and prepares cash flows and liquidity forecasts.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Unaudited)
(Expressed in US Dollars)

9.	FINANCIAL INSTRUMENTS (Continued)

b)	Liquidity Risk (continued)

The Company intends to raise additional long term debt in order to repay a portion of the TCW loan and comply with loan terms, particularly an interest coverage covenant. The Company has engaged John Hancock to provide long term debt up to $95 million, however this long term loan is subject to due diligence and final credit committee approval. John Hancock is applying for a loan guarantee from the US Department of Energy under its new Financial Institutions Partnership Program (“FIPP”). The Company anticipates John Hancock’s work will be completed before March 31, 2010 when the waiver with TCW, agreed in principal, will expire. Interest coverage will depend upon the size of the potential John Hancock term loan, power production after additional drilling and the interest rate at the funding date. None of these variables can be predicted with certainty as of the date of these financial statements.

The Company will continue to incur operating losses until closing the potential John Hancock loan. Without successful additional drilling and new financing or restructuring of current financing the Company may not be able to maintain operations. The Company is drilling additional wells to support higher power production and also seeking debt financing from John Hancock to comply with the terms of the TCW loan, however the additional drilling may not be successful and the John Hancock financing is not certain to occur.

10.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

As at December 31, 2009, a total of $140,973 (June 30, 2009 - $108,386) was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is unsecured and payable on demand.

During the six months ended December 31, 2009 and 2008, the following were paid to or accrued for directors, officers, former officers and companies controlled by directors of the Company:

	For the Six Months ended
	December 31,
	2009	2008

Sales and wages (Administration)	$194,612	192,803
Director fees	33,397	42,837
Consulting, including financing success fee	175,082	1,061,026

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Unaudited)
(Expressed in US Dollars)

10.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING (Continued)

Salaries and wages comprise amounts paid to the chief executive officer and chief financial officer, who are also directors and officers of the Company, during the normal course of their employment. Geothermal consulting costs primarily result from success fees paid to a director of the Company in connection with successfully arranging the Company’s TCW loan and letters of credit in support of the Limited Notice to Proceed contracted with Ormat.

11.	COMMITMENTS

a)	The Company has entered into operating leases for premises, vehicles and geothermal resources. The minimum annual commitments (including work commitments) are as follows:

2010	$703,330
2011	711,876
2012	677,583
2013	694,329
2014	487,523
2015 and thereafter	2,117,149
$5,391,790

b)

On August 18, 2006, the Company signed a 20-year power purchase agreement (“PPA”) with NV Energy (“NVE”) for continuous supply of up to approximately 35 gross megawatts of geothermal power to be produced from a new geothermal power plant to be built at the Company’s Blue Mountain geothermal site, in northern Nevada. The power will be used by the utility to serve its customers in Nevada. The PPA was secured by a cash collateralized $645,000 letter of credit issued by Royal Bank of Canada.

On November 3, 2008, the Company and NVE amended the PPA at higher pricing and power sales, consistent with the size of the resource and the plant under construction, and the Company provided NVE a second cash collateralized letter of credit in the amount of $1,580,336. An additional cash collateralized letter of credit of $1,580,336 was provided during the most recent quarter when the Company declared commercial operation of the Faulkner 1 power plant. The total operating letter of credit cash collateralized is $3,805,672

After declaring commercial operation under the PPA, in certain circumstances, particularly if the minimum 36.1 MW is unavailable, then the Company is liable for the cost of alternative power and renewable energy credits for a maximum of three years.

c)

During the quarter the Company was released from its letter of credit commitments by Ormat Technologies Inc. and NVE, under the Engineering, Procurement and Construction contract (“EPC”) and Large Generator Interconnect Agreement respectively, reducing restricted cash.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Unaudited)
(Expressed in US Dollars)

11.	COMMITMENTS (Continued)

d)

Restricted Cash (relating to collateralized amounts) Short-term

		December 31,	June 30,
Beneficiary	Issuing Bank	2009	2009

Ormat	Bank of the West	$-	$15,000,000
NV Energy – LGIA	Bank of the West	-	1,370,100
		$-	$16,370,100

Restricted Cash (relating to collateralized amounts) Long-term

Beneficiary	Issuing Bank

NV Energy – PPA	Royal Bank of Canada	$645,000	$645,000
NV Energy – PPA	Bank of the West	3,160,672	1,580,336
		$3,805,672	$2,225,336

e)

On November 20, 2009, the Company reached an agreement in principle with TCW regarding the non-compliance with loan covenants and the use of grant proceeds for additional drilling. The proposed agreement is subject to review and final approval by both parties. The proposed agreement includes waivers by TCW of: non-compliance with budget requirements, a yield maintenance penalty and interest coverage covenant.

The waivers facilitated the Company’s declaration of commercial operation under the Power Purchase Agreement with NVE. In return, the Company agreed to issue TCW 4.5-million warrants, exercisable at Cdn$1.50, with a term of 5 years. The warrants must be exercised within 30 days if the Company’s shares trade above Cdn$2.00 for 20 consecutive days. The Company expects final approval and documentation of this agreement in principal concurrent with the closing of the potential John Hancock loan.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
(Unaudited)
(Expressed in US Dollars)

12.	ADDITIONAL CASH FLOW INFORMATION

		As at December 31,
a)	Cash and cash equivalents is comprised of:	2009	2008
	Cash	$22,909,831	$1,534,610
	Short-term deposits	762,483	2,369,605
		$23,672,314	$3,904,215

		For the Six Months
		ended December 31,
b)	Interest	2009	2008
	Interest Received	$33,521	$268,032
	Interest Paid	3,655,829	962,357

		As at December 31,
c)	Supplementary Non-Cash Investing Information	2009	2008
	Amount of accounts payable for geothermal property interests	$2,996	$6,478,000
	Amount of accounts payable for property, plant and equipment	5,448,314	7,067,654

The changes in these balances have been excluded from cash flows used in investing activities.

13.	SUBSEQUENT EVENTS

Except as disclosed elsewhere in these consolidated financial statements, the following are significant events subsequent to December 31, 2009:

a)	On January 16, 2010, the Faulkner I geothermal power plant automatically shut down due to heat build-up and cable failure in the buried power cable system.

Repairing the failed power cable system entails replacement and rerouting of power cables to the power turbine generators, iso-pentane pumps, cooling water pumps and cooling tower fans. Construction is under way with the new permanent cable system scheduled to be ready for full operations in March. In the interim period, the Company and the EPC contractor restarted the plant at a reduced power output in February using two of the three energy converters. Repair costs are covered under a warranty from the EPC contractor and the Company has entered into discussions with the EPC contractor with regard to other related costs.

b)	In January 2010, wells 55-15 and 58-11 were completed. These new wells will be used as injection wells. Additional drilling began on Well 91-15.

14.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period presentation.